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Exhibit 21

Subsidiary of Qwest Communications International Inc.(1)	Jurisdiction of Incorporation/Formation
Qwest Capital Funding, Inc.	Colorado
Qwest Communications Company, LLC	Delaware
Qwest Corporation	Colorado
Qwest Services Corporation	Colorado

(1)
The names of certain subsidiaries have been omitted in accordance with Item 601(b)(21) of Regulation S-K.

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  Exhibit 21